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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of November, 2009

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes X No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-4009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Sharpe Resources Corporation
 (Registrant)
Date: November 30, 2009
By \S\ Roland M. Larsen
President & CEO

SEC1815 (04-07)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sharpe Resources Corporation (An Exploration Stage Company) (Expressed in United States Dollars) Consolidated Financial Statements Three and Nine Months Ended September 30, 2009

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying unaudited interim consolidated financial statements of Sharpe Resources Corporation (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. The most significant of these accounting principles have been set out in the December 31, 2008 audited consolidated financial statements. Only changes in accounting policies have been disclosed in these unaudited interim consolidated financial statements. Management acknowledges responsibility for the preparation and presentation of the unaudited interim consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.

Management has established processes, which are in place to provide them sufficient knowledge to support management representations that they have exercised reasonable diligence that (i) the unaudited interim consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the unaudited interim consolidated financial statements and (ii) the unaudited interim consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited interim consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited interim consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited interim consolidated financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited interim consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these unaudited interim consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Balance Sheets (Expressed in United States Dollars)

(Unaudited)	September 30, 2009	December 31, 2008
	$	$
Assets
Current assets
Cash and cash equivalents	108,366	239,155
Deposits and other assets	14,445	4,105
Due from related party (Note 7)	250,000	250,000
	372,811	493,260
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	203,611	192,327
Current portion of due to related parties (Note 7)	25,400	74,708
Other liabilities (Note 9)	563,818	563,818
	792,829	830,853
Due to related parties (Note 7)	111,586	85,998
	904,415	916,851
Shareholders' Deficiency
Share capital (Note 5(b))	11,463,430	11,463,430
Contributed surplus	455,335	455,335
Deficit	(12,450,369)	(12,342,356)
	(531,604)	(423,591)
	372,811	493,260

The notes to the unaudited interim consolidated financial statements are an integral part of these statements. Nature of Operations and Going Concern (Note 1)

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States Dollars)
(Unaudited)	Three months ended September 30, 2009 2008		Cumulative from start of the exploration Nine months ended stage on September 30, January 1, 2009 2008 2002
	$	$	$	$	$
Revenue Petroleum and natural gas revenue Interest income Other income	21,566 86 -	17,110 1,812 -	25,691 990 -	28,235 2,892 -	422,067 17,907 3,239
	21,652	18,922	26,681	31,127	443,213
Operating and administrative expenses Operating	161	1,088	352	1,601	742,751
General and administrative	57,014	34,372	114,493	74,715	792,735
Depletion, depreciation and amortization	-	-	-	-	35,353
Stock-option compensation	-	-	-	190,801	312,249
Interest on advance	508	508	1,524	1,524	13,094
Interest on loan claims	4,952	5,639	18,325	16,915	127,039
Management fees	-	-	-	-	169,000
	62,635	41,607	134,694	285,556	2,192,221
Loss before the following:	(40,983)	(22,685)	(108,013)	(254,429)	(1,749,008)
Write-off of an option to acquire mineral
property	-	-	-	-	(78,125)
Gain on disposal of petroleum and
natural gas properties	-	-	-	-	606,047
Gain on disposal of capital asset	-	-	-	-	10,000
Gain on settlement of debt	-	-	-	-	149,681
Net loss and comprehensive loss for the period	(40,983)	(22,685)	(108,013)	(254,429)	(1,061,405)
Loss per common share Basic and diluted	(0.00)	(0.00)	(0.00)	(0.00)
Weighted average of common shares outstanding	46,619,863	46,619,863	46,619,863	46,619,863

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Statements of Changes in Shareholders' Deficiency (Expressed in United States Dollars)

Share Contributed Accumulated Capital Warrants Surplus Deficit Total

Balance, December 31, 2001 Net loss for the year	$ 10,921,861 -		$--	$--	$ (11,388,964) (111,999)	$(467,103) (111,999)
Balance, December 31, 2002 Stock options granted Net loss for the year	$ 10,921,861 -		$--	$-17,660 -	$ (11,500,963) -(13,648)	$(579,102) 17,660 (13,648)
Balance, December 31, 2003 Shares issued for mining property Net loss for the year	$ 10,921,861 78,125 -	$	---	$17,660 --	$ (11,514,611) -(194,909)	$(575,090) 78,125 (194,909)
Balance, December 31, 2004 Stock options granted Net income for the year	$ 10,999,986 --	$	---	$17,660 15,484 -	$ (11,709,520) -289,238	$(691,874) 15,484 289,238
Balance, December 31, 2005 Issued on private placement Fair value of warrants issued Net loss for the year	$ 10,999,986 378,530 (204,408) -	$	--204,408 -	$33,144 ---	$ (11,420,282) --(344,752)	$(387,152) 378,530 -(344,752)
Balance, December 31, 2006 Exercise of warrants Fair value of warrants exercised Expiry of warrants Fair value of granted options Net loss for the year	$ 11,174,108 228,000 61,322 ---		$204,408 -(61,322) (143,086) --	$33,144 --143,086 90,232 -	$ (11,765,034) ----(255,827)	$(353,374) 228,000 --90,232 (255,827)
Balance, December 31, 2007 Stock-based compensation Net loss for the year	$ 11,463,430 --	$	---	$266,462 188,873 -	$ (12,020,861) -(321,495)	$(290,969) 188,873 (321,495)
Balance, December 31, 2008 Net loss for the period	$ 11,463,430 -		$--	$455,335 -	$ (12,342,356) (108,013)	$(423,591) (108,013)
Balance, September 30, 2009	$ 11,463,430		$-	$455,335	$ (12,450,369)	$(531,604)

The notes to the unaudited interim consolidated financial statements are an integral part of these statements. Page 4

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Statements of Cash Flows

(Expressed in United States Dollars)
Cumulative
from start of
the exploration
Three months ended Nine months ended stage on
September 30, September 30, January 1,
(Unaudited) 2009 2008 2009 2008 2002
$ $ $ $ $
Cash flows (used in) provided by operating
activities
Net loss for the period (40,983) (22,685) (108,013) (254,429) (1,061,405)
Operating items not involving cash:
Depletion, depreciation and amortization ----35,353
Stock-option compensation ---190,801 312,249
Write-off of an option to acquire
mineral property ----78,125
Gain on disposal of petroleum and
natural gas properties ----(606,047)
Gain on disposal of capital asset ----(10,000)
Gain on settlement of debt ----(149,681)
Changes in non-cash working capital items 22,558 116,197 944 19,961 352,582
(18,425)		93,512	(107,069)	(43,667)	(1,048,824)
Cash flows provided by (used in) financing activities
Repayment of long term debt	-	-	-	-	(117,654)
Repayment of loan claims	-	-	-	-	(100,715)
Advances to/from related parties	1,280	(1,034,663)	(23,720)	21,542	(145,534)
Common shares issued	-	-	-	-	606,530
	1,280	(1,034,663)	(23,720)	21,542	242,627
Cash flows (used in) provided by investing activities
Additions to coal mining properties	-		-	-	(31,404)
Proceeds on disposal of petroleum and
natural gas properties	-	-	-	-	606,467
Proceeds on disposal of capital assets	-	-	-	-	10,000
Purchase of short-term investments	-	985,386	-	(162,422)	-
	-	985,386	-	(162,422)	585,063
(Decrease) increase in cash and cash equivalents during the period	(17,145)	44,235	(130,789)	(184,547)	(221,134)
Cash and cash equivalents, beginning of period	125,511	63,652	239,155	292,434	329,500
Cash and cash equivalents, end of period	108,366	107,887	108,366	107,887	108,366

The notes to the unaudited interim consolidated financial statements are an integral part of these statements. Page 5

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Interim Consolidated Statements of Deficit (Expressed in United States Dollars)

Cumulative
from start
of the
(Unaudited)	Three months ended September 30, 2009 2008	Nine months ended September 30, 2009 2008	exploration stage on January 1, 2002
$		$	$	$	$
Net loss for the period	(40,983)	(22,685)	(108,013)	(254,429)	(1,061,405)
Deficit, beginning of period	(12,409,386)	(12,252,605)	(12,342,356)	(12,020,861)	(11,388,964)
Deficit, end of period	(12,450,369)	(12,275,290)	(12,450,369)	(12,275,290)	(12,450,369)

The notes to the unaudited interim consolidated financial statements are an integral part of these statements.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

1. Nature of Operations and Going Concern

Sharpe Resources Corporation (the "Company") is a publicly held company, engaged in the development of mineral resources in the United States of America. Currently the Company has oil and gas royalty interests in Texas through its wholly-owned subsidiary, Sharpe Energy Company, in a single cost centre in the United States of America. The Company's shares are listed in the United States on the OTC:BB symbol SHGP.

The Company is considered in the exploration stage as of January 1, 2002 for the following reasons:

(i)
The Company started disposing of its interests in petroleum and natural gas properties at the beginning of 2002. The entire process of disposal of these properties was completed during the fiscal year ended on December 31, 2005;
(ii)
The Company has not earned significant revenue from petroleum and natural gas interests since that date; and

(iii) The Company changed the focus of its business and started looking for mineral/coal properties and at present is exploring various options to invest in this industry.

As at September 30, 2009, the Company had negative working capital of $420,018 (December 31, 2008 $337,593) and an accumulated deficit of $12,450,369 (December 31, 2008 - $12,342,356).

These unaudited interim consolidated financial statements have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. The ability of the Company to continue operations is dependent upon obtaining the necessary financing. In the event the Company is unable to obtain adequate funding, there is uncertainty as to whether the Company will be able to continue as a going concern. These unaudited interim consolidated financial statements do not include any adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern.

2. Basis of Presentation and Accounting Policies

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial information. Accordingly they do not include all of the information and notes to the financial statements required by Canadian GAAP for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 2009 may not necessarily be indicative of the results that may be expected for the year ending December 31, 2009.

The balance sheet at December 31, 2008 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian GAAP for annual financial statements. The consolidated interim financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended December 31, 2008, except as noted below. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended December 31, 2008.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

2. Basis of Presentation and Accounting Policies (Continued)

New accounting policies

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (CICA) issued EIC-173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities, which applies to interim and annual financial statements for periods ending on or after January 20, 2009. The Company has evaluated the new section and determined that adoption of these new requirements had no impact on the Company’s consolidated financial statements.

Mining Exploration Costs

On March 27, 2009, the Emerging Issues Committee of the CICA approved an abstract EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties in particular, and on impairment of long-lived assets in general. The adoption of this abstract had no impact on the Company’s presentation of its financial position or results of operations as at September 30, 2009.

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010. While the Company has begun assessing the impact of adoption of IFRS on its consolidated financial statements, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business Combinations, Consolidated Financial Statements and Non-Controlling Interests

The CICA issued three new accounting standards in January 2009: Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements" and Section 1602, "Non-Controlling interests". These new standards will be effective for fiscal years beginning on or after January 1, 2011. Section 1582 replaces section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to IFRS 3, "Business Combination". Section 1601 and 1602 together replace section 1600, "Consolidated Financial Statements". Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS-27, "Consolidated and Separate Financial Statements". The Company is in the process of evaluating the requirements of these standards.

3. Capital Management

When managing capital, the Company's objective is to ensure the entity continues as a going concern as well as achieve optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary, in order to support the acquisition, exploration and development of its projects. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business. The Company considers its capital to be equity, which is comprised of share capital, contributed surplus and accumulated deficit which at September 30, 2009 was a deficiency of $531,604 (December 31, 2008 $423,591).

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

3. Capital Management (Continued)

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended September 30, 2009. The Company is not subject to externally imposed capital requirements.

4. FINANCIAL RISK FACTORS

The Company’s activities expose it to a variety of financial risks: credit risk, liquidity risk, market risk (including interest rate, foreign exchange rate and commodity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors. The Board of Directors also provides regular guidance for overall risk management.

Credit Risk

Credit risk is the risk of loss associated with a counterpart’s inability to fulfill its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents. Cash and cash equivalents consist of non-interest and interest bearing bank accounts with reputable financial institutions. Management believes that the credit risk concentration with respect to financial instruments included in cash and cash equivalents is minimal.

Liquidity Risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company's liquidity and operating results may be adversely affected if the Company's access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company. As at September 30, 2009, the Company had a cash and cash equivalents balance of $108,366 (December 31, 2008- $239,155) to settle accounts payable and accrued liabilities of $203,611 (December 31, 2008 - $192,327) and the current portion of due to related parties of $25,400 (December 31, 2008 - $74,708). Most of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. Due to related parties are unsecured with no set date of repayment. The Company is seeking sources of additional capital to improve its liquidity position.

The Company can also redeem, all or in part, at a discount price, preferred shares shown as current liabilities on the balance sheet in the amount of $563,818 (December 31, 2008 - $563,818). As of September 30, 2009, the Company does not intend to redeem the preferred shares due to the limited financial resources of the Company.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

4. FINANCIAL RISK FACTORS (Continued)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity prices.

Interest Rate Risk

The Company has cash balances and balances due to related parties with fixed interest rates (refer to Note 7(ii) and (iii)). The Company's current policy is to invest excess cash in interest bearing bank accounts. The Company periodically monitors its interest bearing bank accounts and is satisfied with the creditworthiness of its banks.

Foreign Currency Risk

The Company's functional currency is the United States dollar and major purchases are transacted in United States dollars. An operating account is maintained in Canadian dollars primarily for settlement of general and corporate expenditures. Management believes the foreign exchange risk derived from currency conversions is negligible and therefore does not hedge its foreign exchange risk.

Commodity Price Risk

Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability from mineral exploration depends upon the world market price of coal. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of coal may be produced in the future, a profitable market will exist for them. As of September 30, 2009, the Company was not a producer of coal. As a result, commodity price risk may affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. This may also affect the Company's liquidity and its ability to meet its ongoing obligations. The Company closely monitors commodity prices as it relates to coal to determine the appropriate course of action to be taken by the Company.

Sensitivity Analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a nine month period:

(i)
Held-for-trading assets include an interest bearing bank account with a variable interest rate. As at September 30, 2009, sensitivity to a plus or minus 10% change in interest rates is not significant to the statement of loss and comprehensive loss.
(ii)
The Company is exposed to foreign currency risk on fluctuations related to cash and cash equivalents, accounts payable and accrued liabilities and due to related parties that are denominated in Canadian dollars. Sensitivity to a plus or minus 10% change in the foreign exchange rate would affect net loss and comprehensive loss by approximately $7,100 with all other variables held constant.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

5.	Share Capital
(a)	Authorized Unlimited common shares without par value
(b)	Issued and Outstanding	Shares	Amount
	Balance, December 31, 2008 and September 30, 2009	46,619,863	$ 11,463,430

6. Stock Options

The changes in stock options for the nine months ended September 30, 2009 are as follows:

Weighted Number of average stock options exercise price ($CDN)

$

Balance, December 31, 2008 3,780,000 0.10 Cancelled (200,000) 0.10

Balance, September 30, 2009 3,580,000 0.10

The following table reflects the actual stock options issued and outstanding as of September 30, 2009:

Exercise price
per share		Fair	Number of	Weighted average
($CDN)	Expiry date	value	stock options remaining contract life (years)
$		$
0.10 0.10 0.10	May 16, 2010 May 15, 2012 May 8, 2013	15,484 90,232 166,653	480,000 1,600,000 1,500,000	0.63 2.63 3.61
		272,369	3,580,000	2.77

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

7.	Related Party Balances and Transactions
	Balances with related parties are comprised of:	September 30, December 31, 2009 2008
Due from related party (i)	$250,000	$250,000
Due to related parties Roland Larsen (ii) Royal Standard Minerals Inc. (iii) Kentucky Standard Energy Company (iv)	$25,400 111,586 -	$25,400 110,306 25,000
	$136,986	$160,706
(i)
Standard Energy Company ("Standard") is related by virtue of its ownership by an officer and director of the Company. The loan receivable is unsecured, non-interest bearing and no date is set for its repayment.
(ii)
This loan is payable to an officer and director of the Company. It is unsecured, bearing interest at 8% and has no date set for repayment. The interest payable on this loan has been accrued but has not yet been paid.

(iii) Royal Standard Minerals Inc. ("RSM") is a related company by virtue of common management and common directors. The loan payable was unsecured, non-interest bearing and had no date set for its repayment.

On September 9, 2008, the Company entered into an agreement with RSM for the repayment of the loan. To this end, the Company has executed a promissory note (the "Note") in favour of RSM that provides for the repayment of the loan over a three-year period commencing on September 9, 2008. The first principle payment of $42,499 is due on September 9, 2009, $42,499 on September 9, 2010 and $42,499 on September 9, 2011. Pursuant to the Note, the outstanding amount of the loan will accumulate interest at the rate of 4% per annum, such interest to accrue daily and be payable monthly, in arrears on the first business day of each and every month commencing on October 9, 2008 until the full amount of the loan together with all interest on such amount has been repaid in full.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company as disclosed in Note 10(b). As consideration for this extension, RSM cancelled the Note received from the Company and received a new promissory note in the amount of $133,134 at 0% interest payable in three equal installments on September 9, 2011, 2012 and 2013.

(iv) This loan was payable to Kentucky Standard Energy Company with which the Company has common management and common directors. It was unsecured, non-interest bearing, and was repaid in February, 2009.

These transactions are in the normal course of operations and are measured at the exchange amount (the amount of consideration established and agreed to by the related parties which approximates the arm's length equivalent value).

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to Interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

8. Segmented Information

The Company has one reportable business segment. Substantially all of the Company's assets are located in the United States except for small balances held in Canadian banks. The Company's operations in Canada consist of general and administrative expenses necessary to maintain the Company's public company status.

9. Other liabilities

September 30, December 31, 2009 2008

(1)
Preferred stock certificates 563,818 563,818
(1)
Preferred stock certificates of Sharpe Energy, bearing a quarterly dividend of 4% per annum. The certificates are fully redeemable. At the discretion of the Company, the certificates can be redeemed, all or in part, at a discount based upon the time of redemption.

The amount outstanding has been classified as a current liability given the redemption feature and the dividend payments are reflected as interest expense.

10. Mining Interests

(a) Business Combination

On December 1, 2007, the Company entered into an agreement to acquire 100% interest in Standard.

Standard is a private company related by virtue of its ownership by an officer and director of the Company.

Standard’s primary asset includes 100% ownership interest in all of the coal seams on more than 17,000 acres in Preston County, West Virginia. Standard and the Company are also applying for up to 10 drilling permits to test the property.

The purchase price consists of the forgiveness of the repayment of $250,000 demand promissory note owing from Standard to the Company and the issuance of 2 million shares of the Company’s common stock.

As of September 30, 2009, the business combination has not been completed.

SHARPE RESOURCES CORPORATION

(An Exploration Stage Company) Notes to interim Consolidated Financial Statements (Expressed in United States Dollars) Three and nine months ended September 30, 2009 (Unaudited)

10. Mining Interests (Continued)

(b) Coal Projects

The Company has entered into an option agreement whereby it agreed to an option for RSM to acquire a 50% interest in coal properties in eastern Kentucky by advancing to the project $2 million prior to December 9, 2009. Once the option is exercised by RSM a 50/50 joint venture agreement will be entered into by the parties.

The optionee of the agreement is RSM which is related to the Company due to the fact that they have common management and directors.

On September 11, 2009, RSM obtained an extension of the option and joint venture agreement it has with the Company. The extension allows RSM to incur expenditures of $2,000,000 under the agreement up to December 9, 2011.